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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               -------------------

                               AMENDMENT NO. 2 TO

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                                      Under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------



                         SHELBOURNE PROPERTIES III, INC.
                            (Name of subject company)


                         SHELBOURNE PROPERTIES III, INC.
                        (Name of person filing statement)



                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (Including the associated preferred share purchase rights)
                         (Title of class of securities)

                                    82137E103
                      (CUSIP Number of class of securities)


                               Richard J. McCready
                         c/o First Winthrop Corporation
                           7 Bulfinch Place, Suite 500
                                Boston, MA 02114
            (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of the
                            person filing statement)
                                    Copy to:
                                 Peter D. Lyons
                              Christa A. D'Alimonte
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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




     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on July 10, 2002 by Shelbourne Properties III, Inc., a Delaware corporation (the "Company"), and Amendment No. 1 to Schedule 14D-9 filed with the SEC on July 12, 2002 by the Company (collectively, the "Schedule 14D-9"), relating to the tender offer by HX Investors, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 236,631issued and outstanding shares of common stock, par value $0.01 per share, of the Company, at a purchase price of $49.00 per share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Purchaser with the SEC on July 5, 2002.

        The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.


Item 8.  Additional Information

     A copy of the letter sent to the Purchaser by the Company, Shelbourne Properties I, Inc. and Shelbourne Properties II, Inc. on July 30, 2002 with respect to certain discussions between the Company, Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and their representatives, and Carl C. Icahn and his representatives is attached hereto as Exhibit (a)(7) and incorporated herein by reference.

Item 9.  Exhibits

     The following Exhibit is filed herewith:

Exhibit
No.            Description
(a)(7)         Letter sent to the Purchaser by the Company, Shelbourne
               Properties I, Inc. and Shelbourne Properties II, Inc. on July 30,
               2002 with respect to certain discussions between the Company, Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and their representatives, and Carl C. Icahn and his representatives.

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SHELBOURNE PROPERTIES III, INC.


                                          By:  /s/ Richard J. McCready
                                               -----------------------
                                               Richard J. McCready
                                               Secretary



Dated:  July 30, 2002

                                                                  EXHIBIT (a)(7)

                          Shelbourne Properties I, Inc.
                         Shelbourne Properties II, Inc.
                         Shelbourne Properties III, Inc.



                                  July 30, 2002

BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------
HX Investors, L.P.
100 Jericho Quadrangle, Suite 214
Jericho, NY  11753
Attn:  Michael L. Ashner

                              Notice of Discussions

Dear Mr. Ashner:

     We note the press release by Carl C. Icahn, dated July 29, 2002, announcing that his related companies, together with outside investors, are prepared to initiate competing tender offers (the "Icahn Proposals") with respect to each of Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. (collectively, the "Companies"). Please be advised that, pursuant to Section 6.05 of each of the Stock Purchase Agreements dated as of July 1, 2002 among HX Investors, L.P., Exeter Capital Corporation and each of the Companies, the Companies and their representatives are engaging in discussions with Mr. Icahn and his representatives with respect to the Icahn Proposals.


                                          SHELBOURNE PROPERTIES I, INC.



                                          ------------------------------
                                          By:  Richard J. McCready, Secretary


                                          SHELBOURNE PROPERTIES II, INC.



                                          ------------------------------
                                          By:  Richard J. McCready, Secretary


                                          SHELBOURNE PROPERTIES III, INC.



                                          ------------------------------
                                          By:  Richard J. McCready, Secretary

cc:      Justin P. Klein
         Stephen J. Kastenberg